SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of 30/06/2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




                                                                Press enquiries:
                David Beck tel: +44 207 306 1490; email: david.beck@marconi.com

                                                             Investor enquiries:
             Karen Keyes tel: + 44 207 306 1345; email: karen.keyes@marconi.com


                            MARCONI CORPORATION PLC

                        TRANSITION FROM UK GAAP TO IFRS

London - 30 June 2005 - Marconi Corporation plc (London: MONI and NASDAQ: MRCIY) today issued restated IFRS financial statements for the year ended 31 March 2005 and opening balance sheet at 1 April 2004, along with reconciliations from UK GAAP to IFRS.

Marconi is preparing for the adoption of International Financial Reporting Standards ('IFRS')(1) as its primary accounting basis, following the adoption of Regulation No. 1606/2002 by the European Parliament on 19 July 2002. The Group currently prepares its primary financial statements under UK Generally Accepted Accounting Practice ('UK GAAP').

IFRS will apply for the first time in the Group's Annual Report and Accounts for the year ended 31 March 2006. Consequently, the Group's financial results for the quarter ended 30 June 2005 and all subsequent quarters will be prepared under IFRS. The Group's date of transition to IFRS is 1 April 2004, this being the start of the earliest period of comparative information.

To demonstrate how the Group's reported performance and financial position have been affected by the change to IFRS, a document has been published on our website that sets out the restatement of financial information previously published under UK GAAP, as follows:

   * Revised accounting policies under IFRS
   * Restatement of balance sheet at the transition date of 1 April 2004
   * Restatement of financial statements for the year ended 31 March 2005

The financial information has been prepared in accordance with current IFRS, which is subject to ongoing amendment by the International Accounting Standards Board ('IASB') and subsequent endorsement by the European Commission. As a result, information contained within this document will be updated for any subsequent amendment to IFRS or for any new standards as they are put into place.

The format of the Group's primary financial statements is presented substantially in accordance with IAS 1, Presentation of Financial Statements. However, this format and presentation may require modification should further guidance be issued and as practice develops.

As noted in our press release of 8 March 2005 , the overall impact of IFRS implementation on Marconi's group operating loss is limited, with the change mainly attributable to the cessation of goodwill amortisation, which was previously recorded as a GBP 91 million charge under UK GAAP in the year ended 31 March 2005.

Under IFRS, earnings per share ('EPS') for the year ended 31 March 2005 were 58.2p (UK GAAP: 10.3p). Eliminating items considered to be non-recurring items from the IFRS results leads to an underlying adjusted earnings per share of 8.8p for the year ended 31 March 2005 (UK GAAP: 8.8p).

The net asset value on the balance sheet increased to GBP 501 million (UK GAAP:
GBP 405 million) mainly due to an increase in intangible assets, resulting from the cessation of goodwill amortisation and the capitalisation of development costs.

The impacts of the transition are summarised in the table below. The document and financial statements referred to above are available on the Investors section of the Marconi web site, at www.marconi.com/Investors.


In GBP million, except per share data           Year ended 31 March 2005
                                              UK GAAP            IFRS
Operating loss                                    (99)             (3)
Retained profit                                    21             119
Basic EPS                                        10.3p           58.2p
Diluted EPS                                       9.7p           54.9p
Basic adjusted EPS                                8.8p            8.8p
Net assets                                        405             501

                                        At 1 April 2004, on IFRS transition

                                              UK GAAP            IFRS
Net assets                                        352             350


Marconi will provide quarterly comparative numbers for the year ended 31 March 2005 in conjunction with the release of its FY06 first quarter results, which is scheduled for 3 August 2005.


ENDS/...



About Marconi Corporation plc
Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY. Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2005 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 10-K report filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

--------------------------
(1) References to 'IFRS' throughout this document refer to the application of International Financial Reporting Standards ('IFRS') including International Accounting Standards ('IAS') and interpretations issued by the International Accounting Standards Board ('IASB') and its committees.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 30/06/2005